

Mail Stop 3030

July 20, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Stephen L. Davis
President and Treasurer
Paradigm Medical Industries, Inc.
2355 South 1070 West
Salt Lake City, Utah 84119

      Re: **Paradigm Medical Industries, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Form 10-Q for the Quarter Ended March 31, 2009
              File No. 000-28498

Dear Mr. Davis:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Note 1. Organization and Significant Accounting Policies, page F-7

-Fair Value of Financial Instruments, page F-7

1.   We note your disclosures that you adopted 820-10 of the FASB Accounting Standards
        Codification (FASB ASC) on January 1, 2008. Please revise your future filings to
        provide the disclosures required by paragraphs 820-10-50-1 thru 820-10-50-9 of the
        FASB ASC, as applicable, for your outstanding embedded derivative financial
        instruments that are bifurcated from your convertible term notes and are marked to
        market on a reoccurring basis.

-Goodwill, page F-9

2.   Please revise future filings to disclose in more detail how you evaluate your goodwill for
        impairment. In this regard, please also address the following in the Critical Accounting
        Policies section of MD&A in future filings:

        •   Disclose the number of reporting units that you have identified.

        •   Since you use more than one valuation methodology, disclose how each method
            differs, the benefits of each method, why management selected these methods as
            being most meaningful, how you weight each method used and the basis for that
            weighting.

        •   Provide a qualitative and quantitative description of the material assumptions used
            and a sensitivity analysis of those assumptions based upon reasonably likely changes.

        •   To the extent the valuation assumptions and methodologies used for valuing goodwill
            have changed since prior periods, disclose the reasons for the changes and the impact
            of the changes.

3.   Further to the above, please revise your disclosures in future filings to provide specific
        information regarding the results of your annual impairment testing, including disclosure
        of whether you were required to perform Step 2 of the goodwill impairment test for any
        of your reporting units. To the extent applicable, your discussion in Critical Accounting
        Policies should specifically discuss how factors such as your history of operating losses
        and negative cash flows from operations impacted your analysis. Refer to the guidance
        in 350-20 of the FASB Accounting Standards Codification.

Exhibits 31 and 32

4.   We note here and within your March 31, 2009 Form 10-Q that these certifications are signed by the president and treasurer. We further note that you disclose on page 54 that the president and treasurer is also the principal executive and financial and accounting officer. Please confirm to us that the president and treasurer is the principal executive officer and the principal financial officer. Please also revise the aforementioned certifications to in future filings to clearly indicate as appropriate that the certifying official is the principal executive officer and principal financial officer.

Form 10-Q for the Quarter Ended March 31, 2009

Item 3. Controls and Procedures, page 22

5.   We note that you include your conclusion on the effectiveness of your disclosure controls and procedures as of *December 31, 2008* but do not include your conclusion on the effectiveness of your disclosure controls and procedures as of the end period covered by this report, which in this case would be *March 31, 2009*. Please revise your filing to include management's assessment of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report. Refer to Item 307 of Regulation S-K.

        As appropriate, please amend your March 31, 2009 form 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the

Paradigm Medical Industries, Inc.
Mr. Stephen L. Davis
July 20, 2009
Page 4

Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,



Kevin L. Vaughn
Accounting Branch Chief